SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, November 25, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America hereby announces its preliminary air traffic figures for October/2013.

PRASK, Yield and Fuel Prices

Net PRASK moved up by 21% in October over the same month last year, and the Company recorded an 8.3% reduction in domestic supply in the same period. This was the 11th month of double-digit growth of this indicator, since November/12.

This growth was the result of GOL’s strategy of attracting more business passengers, who prioritize flexibility, punctuality and competitive fares with flights booked less in advance. In addition, through various sales channels, the company offers competitive rates for all audiences, especially the client who travels for leisure.

Net yield recorded an increase of 14% compared to the same period last year, to between R$22.5 and R$23.0 cents, accompanied by a 4.6 percentage point increase in total load factor, reaching 73.7% from 69.2%. This is the highest load factor recorded in 2013.

The average jet fuel price* moved up by around 3% compared to October/12, due to the depreciation of the Real against the Dollar in August and September, which comprise October’s jet fuel price formation period due to the time gap.

     (*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

OPERATING DATA	October 2013(*)	October 2012(*)	% Chg. (YoY)	September 2013(*)	% Chg. (MoM)
Total System
ASK (mm)	4,145.3	4,377.6	-5.3%	3,939.4	5.2%
RPK (mm)	3,057.1	3,027.2	1.0%	2,821.2	8.4%
Load Factor	73.7%	69.2%	4.6 p.p.	71.6%	2.1 p.p.
Domestic Market
ASK (mm)	3,700.3	4,033.5	-8.3%	3,513.6	5.3%
RPK (mm)	2,761.0	2,810.7	-1.8%	2,551.8	8.2%
Load Factor	74.6%	69.7%	4.9 p.p.	72.6%	2 p.p.
International Market
ASK (mm)	445.0	344.0	29.4%	425.8	4.5%
RPK (mm)	296.0	216.4	36.8%	269.4	9.9%
Load Factor	66.5%	62.9%	3.6 p.p.	63.3%	3.3 p.p.

                   (*) October 2013 – preliminary figures; October 2012 and September 2013 – National Civil Aviation Agency (ANAC) figures.

1
GOL Linhas Aéreas Inteligentes S.A

Domestic Market

In October, GOL’s domestic market supply fell by 8.3% over October/12. In the same period, demand declined by 1.8%, while the domestic load factor reached 74.6%, 4.9 percentage points up over the same period last year. PRASK growth outpaced the reduction in supply again, as shown in the chart below:

Domestic PRASK & ASK – Annual Variation

              International Market

International supply climbed by 29.4% over October/12, chiefly due to the flights to Santo Domingo, Miami and Orlando that began at the end of last year. Demand increased by 36.8%, primarily due to these routes, while the international load factor grew by 3.6 percentage points.

This upturn occurred despite the increased representativeness of the flights to Santo Domingo, where around 85% of our seats are available for sale on our 737-800 NG aircraft, which reduces our load factor indicator. In accordance with ANAC’s methodology, the load factor is calculated over the aircraft’s total capacity.

2
GOL Linhas Aéreas Inteligentes S.A

               ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

3
GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.